ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

May 24, 2006

06013941

SEC MAIL RECEIVED PROCESSING SECTION
WASH. D.C. 213
MAY 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
24 May 2006 (ASX – Announcement and Media Release, Annual General Meeting – Resolutions and Global Drilling Update)

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1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 May 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

ANNUAL GENERAL MEETING - RESOLUTIONS

Please be advised that all resolutions put to shareholders at the Annual General Meeting of First Australian Resources Limited this morning were passed without amendment.

All resolutions were passed by a show of hands, however, in accordance with section 251AA(2) of the Corporations Act, we advise the following proxy votes were exercisable by validly appointed proxies in relation to each of the resolutions.

Resolution Number	Total Proxy Votes exercisable by all proxies validly appointed	Manner in which proxy directed			
		For	Against	Abstain	At discretion of proxy
1	36,479,499	31,909,769	11,000	0	4,558,730
2	36,479,499	31,909,769	11,000	0	4,558,730
3	36,470,203	31,909,769	11,000	0	4,549,434
4	36,479,499	31,878,082	42,687	0	4,558,730

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

24 May 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

GLOBAL DRILLING UPDATE

OFFSHORE CHINA

BEIBU GULF BLOCK 22/12 – (FAR 5%)
Production Testing of Oil Discovery to Commence

The following release was made to the market today by the Operator, ROC Oil:

KEY POINT

- A three week production testing programme is about to commence at the Wei-6-12S-1 exploration well, offshore China. The programme will test at least three separate zones within a 95 metre net hydrocarbon column.

---

1. OPERATIONS

Since the last Stock Exchange Release on 17 May 2006, the Wei-6-12S-1 exploration well in Block 22/12 in the Beibu Gulf, offshore China, has drilled 6 inch hole to a revised Total Depth of 2,650 metres below rotary table, within the Liushagang Formation, the hydrocarbon generative source interval which underlies the main Weizhou reservoir section. The current operation is preparing for the first of at least three production tests.

2. PRODUCTION TESTING PROGRAMME

The production testing programme is designed to provide the Joint Venture with the maximum amount of technical data for possible field development rather than maximum oil flow rates. Consistent with standard industry practice, the deepest zone will be tested first and the shallowest zone tested last. Specifically:

- The first production test will be located at the base of the hydrocarbon column in the Lower Sand package immediately above a possible water leg. The purpose of this test is to: confirm whether the hydrocarbon is oil or gas; to determine if a hydrocarbon-water contact is present; and to provide productivity data.

- The second test, in the oil pay section within the Middle Sand package, is primarily designed to provide productivity data.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

BEIBU GULF BLOCK 22/12 – (FAR 5%) (Continued.)

- The third test will be at the base of the hydrocarbon column in the Upper Sand package from which oil was recovered during wireline sampling. Pressure data suggest that the oil leg in this sand may extend down dip beyond structural closure. The purpose of the test is to determine the zone's productivity and to gain further insights as to how far down dip this oil bearing reservoir may extend.

- A possible fourth test may be undertaken in a zone in the higher part of the Upper Sand package which is gas bearing according to pressure and sample data. The test would supply more information about the nature of the gas and productivity data relating to these sands which will be in the oil leg further down dip.

3. FUTURE APPRAISAL WORK

Immediately following the completion of the production testing programme and subject to the results obtained, the Joint Venture intends to drill one or two sidetrack wells from the current well location. These sidetrack wells will have two main aims: to core the relevant parts of the different reservoirs; and/or to identify more accurately the location of some of the hydrocarbon-water contacts which may exist down dip from the current well.

The Joint Venture's overall appraisal strategy is to ensure that upon completion of the appraisal programme sufficient data will have been collected to allow the commercial potential of the discovery to be evaluated quickly and thoroughly. If the appraisal results support a commercial development the Joint Venture would immediately commence feasibility studies, Front End Engineering and Design and submit an Overall Development Plan to the relevant government authorities in China. As this outcome is unlikely to be determined by the results of any single production test, ROC anticipates that its next Stock Exchange Release, relating to the Wei-6-12S-1 well, will be made in mid-June 2006, when the testing programme is expected to be completed.

4. CEO'S COMMENTS

Commenting on the appraisal programme, Dr John Doran, ROC's Chief Executive Officer, stated that:

> *"Often there is a considerable gap between making an offshore discovery and gathering the appraisal data which is crucial for commercial evaluation. Fortunately, with the Wei-6-12S-1 discovery, ROC and its co-venturers have the opportunity to acquire this information, including production test data, before releasing the rig from its present location. Consequently, when the programme is complete the Joint Venture will be well placed to make a timely and informed decision regarding the field's commercial potential."*

The Block 22/12 Joint Venture comprises*:

Roc Oil (China) Company	40% and Operator
Horizon Oil Limited	30%
Petsec Energy Ltd	25%
Oil Australia Pty Ltd**	5%

**The China National Offshore Oil Company ("CNOOC") is entitled to participate up to a 51% funding equity level in any commercial development within Block 22/12.*

*** A subsidiary of First Australian Resources".*

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

CANADA

Kakwa Project (FAR 15%)
Thick reservoir confirmed in primary target of Kakwa Well - Testing planned

The Kakwa well has been drilled to a total depth of 4,080 metres and has been logged. Preliminary observations suggest a well developed fracture system within the primary Wabamun objective that is significantly thicker (approximately 95 metres thick) than the offset key well location 16-07. Until such time as pressure measurements have been taken it is not possible to determine if the well has virgin pressure or is in the same reservoir as the key offset well.

The intermediate casing and well liner have been set up to test the Wabamun formation. Testing will be conducted with a smaller unit and Precision Rig 645 is currently being rigged down. The well is located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch of Alberta, Canada.

Good gas shows have also been confirmed within secondary targets in the Cretaceous section of the well. Preliminary evaluation of logs suggests that 5 zones within this section are likely to be productive consistent with pre-drill prognosis. A further zone in the Middle Triassic intermediate section of the well appears productive on well logs with fractures apparent.

The well was designed to test the deep pressured Wabamun fractured carbonate reservoir which was estimated pre-drill by Suncor to have potential recoverable reserves of 17 BCF. The lease under the first test comprises 600 acres and forms part of a broader Area of Mutual Interest.

The location is immediately adjacent to a highway and to a pipeline offering good logistics for early production in the event of success. Analogue fields for the Wabamun play are Berland River (57BCF) and Musreau (16- 20BCF).


Provincial Capital
Populated Area
Trans-Canada Highway
Major Roads
Lakes
Rivers
0
200Kms
Northwest Territories
British Columbia
ALBERTA
Clear Hills
Area
Kakwa
Area
Saskatchewan
Edmonton
Calgary
Alberta
LOCATION MAP
USA

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Kakwa Project (FAR 15%) (continued)

Gas prices are similar to those achieved in the broader North American market.

Larger Secondary Prospect

Participation in the initial test well earns FAR an option to participate in an additional much larger (50 BCF plus), seismically controlled Wabamun prospect lying to the northeast of the initial test site on a lease comprising 800 acres. Several low risk lower potential Cretaceous targets have been identified on both blocks with up to four locations in each section.

The leases are subject to Overriding Royalties retained by Suncor.

Chairman's Comments

Commenting on the appraisal programme, Michael Evans, FAR's Chief Executive Officer, stated that:

> *"We are encouraged by the results of the Kakwa well and the nicely developed fracture system observed within the primary objective. We must now wait on production testing to make an informed decision regarding the well's commercial potential from the Wabamun formation. It is also pleasing to have up to six secondary potential pays behind pipe in this well."*

UNITED STATES OF AMERICA

Eagle Project, Kings County, California (FAR 15%)
Production testing continuing

Production testing is continuing in the Eagle North-1 well. The following release has been made by VPE concerning the Eagle North-1 well:

"Victoria Petroleum NL as operator for the Eagle North-1 horizontal well in the Eagle Oil Pool Development Project in the San Joaquin Basin advises that production testing operations are continuing at the Eagle North-1 horizontal well with encouraging results.

In order to continue the production testing operations in a much more cost effective and efficient manner, a completion rig is in the process of being secured. Accordingly the large drilling rig is currently rigging down to move off the drill site to allow the completion rig to move onto site. The completion rig is anticipated to move onto location this coming week.

Following the arrival of the completion rig on location a coiled tubing unit will then be secured to continue the production testing operation.

The production test is being carried out over 177 metres (580 feet) of the lower Mary Bellocchi Gatchell oil sand in the horizontal well bore over the interval from 4,209 – 4,386 metres (13,810 - 14,390 feet).

Eagle Project, Kings County, California (FAR 15%) (continued)

The interval being tested consist of the 72 metres (235 feet) of lower Mary Bellocchi Gatchell oil sand cased behind the 4 1/2 inch liner from 4,209 – 4,281 metres (13,810 - 14,045 feet) and the 105 metres (345 feet) of open hole lower Mary Bellochi oil sand from 4,281 – 4,386 metres (14,046 -14,390 feet) which is being tested as a barefoot completion out of the base of the 4 ½ inch liner at 4,386 metres (14,045 feet).

An ASX release on the results of the production testing will be made at the completion of the operation."

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au